Exhibit 99.1

Almonty Signs Tungsten Offtake Agreement with Sandvik Group Subsidiary for Recycling of Existing Mine Tailings

Multi-year, take-or-pay agreement covers a minimum of approximately 1,720 tonnes of contained WO₃, recovered from retreatment of the Los Santos Mine’s existing tailings inventory with restart of processing plant

DILLON, Montana – September 17, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced that it has entered into a long-term tungsten concentrate supply agreement with Wolfram Bergbau und Hütten AG (“WBH”), a subsidiary of the Sandvik Group, covering retreatment (“recycling”) of the Company’s existing tailings stockpile at the Los Santos Mine in western Spain. The agreement is intended to create an expedited tungsten supply solution with the ability to deliver concentrate in notably less time than the development of a traditional mine.

The agreement, which includes a conditional pay to play upfront US$3.0 million one-time payment for the offtake rights, is structured on a take-or-pay basis and is entered into in anticipation of the re-commencement of production at the Los Santos Mine, an open-pit scheelite skarn operation located approximately 50 kilometres south of Salamanca that has been in planned care and maintenance since February 2020. Material supplied under the agreement will be drawn from the retreatment of the mine’s existing tailings inventory.

For Almonty, the agreement establishes a committed route to market for a restarted European Union asset before production resumes, together with customer capital to support reinstatement of the processing plant. For WBH, the agreement adds a documented non-Chinese, European Union origin feed source to a smelter that supplies the Western hard-metal and powder-metallurgy industries.

A Recycled Route to Non-Chinese Tungsten

The agreement pairs two operations built on recovering tungsten from material that has already been mined once. At Los Santos, Almonty’s restart plan is centred on retreating the tailings inventory left behind by earlier processing rather than on new primary extraction. Through continuing tests and trials, the Company has materially improved WO₃ recovery from tailings retreatment.

WBH, which has been part of Sweden’s Sandvik Group since 2009, operates its refining and powder manufacturing complex at St. Martin in Sulmtal, Austria, where scheelite concentrate from its own Mittersill mine and concentrate purchased from around the world are processed alongside recycled secondary tungsten materials. The facility is the only integrated tungsten smelting plant outside of Asia and Russia, and the Sandvik Group’s business unit to which it belongs also operates a dedicated tungsten recycling capacity.

The agreement comes ahead of a significant change in United States defense procurement rules. Effective January 1, 2027, restrictions on specified tungsten materials originating in China, Russia, North Korea and Iran extend back through the supply chain to the mining or production of tungsten ore or feedstock, making documented non-Chinese origin increasingly important for tungsten entering covered United States defense supply chains.

Management Commentary

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, said: “WBH is the only integrated tungsten smelter outside Asia and Russia, and recycling is central to how they operate which makes them a natural fit for what Almonty is doing at Los Santos, where the restart is built around recovering tungsten from material that has already been mined and processed once.

“What this agreement gives us is a take-or-pay commitment from a Sandvik Group company, index-linked pricing with a floor beneath it and a sharing of the financial requirements to reactivate the property. That combination is what allows us to bring a European Union asset back into production with a defined route to market from the first shipment. This is the first time tailings have been commercially passed in the West to our knowledge and is a culmination of technology that we have developed since we closed Los Santos in 2020 as it depleted its resource. If successful it will mean we have another tool to generate supply far quicker than opening of a mine and will continue to alleviate the supply squeeze. We would then also apply the same technology to our Panasqueira mines tailings and onwards to other abandoned European sites where we reclaim the site and at the same time recover material from the discarded tailings. Utilizing mobile tailings plants will expedite permit times significantly. This is now the second supply program we have been working on for the industrial base to sit alongside our recent announcement of small-scale miner collections in Rwanda. We have further programs that we are currently working on, and this will be announced shortly,” concluded Black.

About Wolfram Bergbau und Hütten AG

Wolfram Bergbau und Hütten AG is a vertically integrated producer of tungsten oxide, tungsten metal and tungsten carbide powders, and has been part of the global Sandvik Group since 2009. The company operates an underground scheelite mine at Mittersill, Salzburg, and a recycling, refining and powder manufacturing facility at St. Martin im Sulmtal, Styria – the only integrated tungsten smelting plant outside of Asia and Russia. To learn more, please visit https://www.wolfram.at.

About Almonty Industries Inc.

Almonty (Nasdaq: ALM) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the U.S. and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the re-commencement of production at the Los Santos Mine and the timing thereof, the retreatment of the mine’s tailings inventory and expected recovery rates, the resumption of in-situ mining activities, the reinstatement of the Los Santos processing plant and the capital required to complete it, the satisfaction of conditions related to the agreement, and the anticipated anticipated benefits of the agreement.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the retreatment of the mine’s tailings inventory and expected recovery rates, the resumption of in-situ mining activities, the reinstatement of the Los Santos processing plant and the capital required to complete it, the satisfaction of conditions related to the agreement, and the anticipated benefits of the agreement. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risk that the agreement may be terminated in accordance with its terms prior to delivery of the cumulative minimum volume commitment, and the risks identified in the Company’s annual information form dated March 18, 2026 for the year ended December 31, 2025 and in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2026 and 2025 dated August 11, 2026 under the heading “Risks and Uncertainties”.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, the foregoing list of material factors is not exhaustive, and there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & Chief Executive Officer

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us